December 3, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Craig Wilson, Staff Assistant Chief Accountant

Division of Corporation Finance

Re:	Radiant Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Forms 8-K Filed on February 15, April 26, July 26 and October 26, 2007 File No. 000-22065

On behalf of Radiant Systems, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 9, 2007 with respect to the Company’s Form 10-K for its fiscal year ended December 31, 2006 (the “Form 10-K”) and the Forms 8-K filed with the Commission on February 15, April 26, July 26 and October 26, 2007. The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response.

Form 10-K for the fiscal year ended December 31, 2006

Risk Factors, page 11

1.	We note from your Risk Factor disclosure that your license agreements may apparently include currently deliverable software product as well as delivery requirements for software under development. You also have noted they may apparently include acceptance criteria and contingent payment terms. Please describe further the nature of these software under development arrangements and how you are accounting for them. Also, please tell us how you are accounting for the acceptance criteria and contingent payment terms. Please tell us why these risk factor revenue recognition matters have not been addressed in your revenue policy disclosures on pages 32 and 44.

Contracts with Software under Development and/or Contingent Payment Terms

The Company advises the Staff that contracts which include software under development arrangements and/or contingent payment terms are not generally entered into by the Company and have represented less than 1 % in annual revenues for each of the past three years. As such, disclosure within our revenue policy was deemed unnecessary.

Although rare, when contract terms include a requirement to deliver a software product that is under development, all revenue is deferred until such product is delivered. Deferral is necessary under paragraph 12 of Statement of Position 97-2 Software Revenue Recognition because the product under development has not been sold separately and therefore represents an undelivered element for which we do not have vendor specific objective evidence of fair value.

For contracts that are entered into that include contingent payment terms, the Company delays the recognition of revenue until the contingency is resolved.

Contracts with Acceptance Criteria

The Company advises the Staff that, with the exception of arrangements that include significant customization of software (addressed in a separate paragraph below), acceptance criteria are generally not included in the Company’s license agreements. When acceptance criteria are included in a license agreement, the Company applies the guidance contained in paragraph 20 of Statement of Position 97-2 Software Revenue Recognition and SEC Staff Accounting Bulletin Topic 13-A.3(b), Question 1. For each arrangement, we further consider historical experience with similar types of arrangements or products and historical experience with the specific customer. Generally, we are able to recognize revenue upon delivery of the product to the customer. However, in the rare case that uncertainty exists about customer acceptance of the software, the Company delays recognition of revenue until formal acceptance is obtained from the customer.

Arrangements which include significant customization of software are accounted for under Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Revenue is recognized using the percentage of completion method and the contract is not considered complete until formal acceptance has been obtained from the customer.

Risk Factor and Revenue Recognition Policy Disclosures

The Company supplementally advises the Staff that when and if contracts with software under development and/or contingent payment terms become material to the financial results or financial position of the Company, we will disclose our stated policies (as noted above) in our revenue recognition policy disclosures. Until such time, we will adjust our risk factor in future filings by removing the references to delivery requirements for software under development and contingent payment terms.

The Company further advises the Staff that the following sentence will be added to our revenue policy disclosures on pages 32 and 44:

“Contracts accounted for on a percentage of completion basis under the provisions of SOP81-1 are not considered complete until formal acceptance has been obtained from the customer.”

Note 14. Segment Reporting Data, page 77

2.	Please revise future filings to disclose revenues from external customers attributed to the US geographic region, your country of domicile. See paragraph 38a of SFAS 131

In response to the Staff’s comment, the Company will disclose revenues from external customers attributed to the United States in future filings, starting with the 2007 Annual Report on Form 10-K.

Forms 8-K Filed on February 15, April 26, July 26 and October 26, 2007

3.	We believe the non-GAAP operating statement columnar format appearing in the Forms 8-K filed on February 15, April 26, July 26 and October 26, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Staff’s comment is noted. The Company will remove the non-GAAP operating statement columnar format. As an alternative, the Company proposes to provide a reconciliation of GAAP net income to adjusted non GAAP net income in its future earnings press releases beginning with its next earnings press release and related Form 8-K. The Company’s proposed reconciliation is included in Attachment 1 to this letter.

4.	We note the prominent presentation of “Adjusted Earnings” in the second line of the headline of each of the press releases noted above. Tell us how you determined that this presentation met the requirements of Item 10(e)(1)(i)(A) of Regulation S-K.

The Staff’s comment is noted. The Company will revise its presentation of future press release headlines to include GAAP earnings presented with equal prominence as Adjusted Earnings in accordance with S-K Item 10(e)(1)(i)(A). See below for an example.

Radiant Systems, Inc. Reports Third Quarter Results

Continued Earnings Growth Leads to Record Third Quarter Adjusted Earnings of $0.19 Per Diluted Share. GAAP Earnings for the Third Quarter were $0.09 Per Diluted Share.

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please call the undersigned at (770) 576-6835.

Thank you.

Very truly yours,

/s/ Robert R. Ellis

Robert R. Ellis

Vice President

Radiant Systems

RADIANT SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	For the three months ended		For the nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenues:
System sales	$35,325	$34,497	$104,018	$93,024
Client support, maintenance and other services	27,218	23,056	78,876	68,443

Total revenues	62,543	57,553	182,894	161,467

Cost of revenues:
System sales	19,023	18,548	54,498	49,202
Client support, maintenance and other services	15,956	14,361	47,356	41,161

Total cost of revenues	34,979	32,909	101,854	90,363

Gross profit	27,564	24,644	81,040	71,104

Operating Expenses:
Product development	5,687	5,418	17,164	16,423
Sales and marketing	7,337	6,335	21,567	19,166
Depreciation of fixed assets	1,071	979	3,104	2,521
Amortization of intangible assets	1,029	2,047	3,271	6,142
Impairment of HotelTools software	—	—	—	—
Lease restructuring charges	—	—	(300)	1,663
Due diligence charges	—	—	1,207	—
General and administrative	6,337	6,042	20,121	18,717

Total operating expenses	21,461	20,821	66,134	64,632

Income from operations	6,103	3,823	14,906	6,472
Interest and other expense, net	711	873	2,157	2,052

Income from operations before income taxes	5,392	2,950	12,749	4,420
Income tax (benefit) provision	2,446	517	5,482	10,343

Net income	2,946	2,433	7,267	14,763

Net income per share
Basic	$0.09	$0.08	$0.23	$0.48

Diluted	$0.09	$0.08	$0.22	$0.45

Weighted average shares outstanding:
Basic	31,494	30,740	31,205	30,857

Diluted	33,331	32,327	32,957	32,703

Reconciliation of GAAP Net Income to Adjusted Non-GAAP Net Income:

GAAP Net income	$2,946	$2,433	$7,267	$14,763

Equity-based compensation expense (a)
Cost of revenues	109	203	330	534
Operating expenses	843	608	2,408	1,909

Total equity-based compensation expense	952	811	2,738	2,443
Amortization of purchased intangibles (b)	1,029	2,047	3,271	6,142
Non-recurring charges [c]	—	—	907	1,663
Tax effect of adjustment items, difference between the Company’s effective tax rate and cash tax rate and release of valuation allowance (d)	1,340	(395)	2,532	(12,445)

Adjusted non-GAAP net income	$6,267	$4,896	$16,715	$12,566

Adjusted non-GAAP net income per diluted share	$0.19	$0.15	$0.51	$0.38

In addition to our GAAP results, Radiant Systems discloses adjusted net income and net income per diluted share, referred to respectively as “adjusted non-GAAP net income” and “adjusted non-GAAP net income per diluted share”. These items, which are collectively referred to as “non-GAAP measures”, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, restructuring costs and pre-acquisition charges of potential transactions that will not take place. Our non-GAAP measures take into account the effect of our net operating losses and other tax credits which reduces our GAAP effective tax rate to the Company’s cash outflow tax rate. From time to time, subject to the review and approval of the audit committee of the Board of Directors, we may make other adjustments for expenses and gains that we do not consider reflective of core operating performance in a particular period and may modify the non-GAAP measures by excluding these expenses and gains.

We define our core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income. Non-cash stock-based compensation, amortization of acquisition-related intangible assets, restructuring charges and the write-off of pre-acquisition charges of potential transactions are excluded from our core operating performance because the decisions which gave rise to these expenses were not made to drive revenue in a particular period, but rather were made for our long-term benefit over multiple periods. While strategic decisions, such as the decisions to issue stock-based compensation, to acquire a company or to restructure leases, are made to further our long-term strategic objectives and do impact our income statement under GAAP, these items affect multiple periods and management is not able to change or affect these items within any particular period. As such, supplementing GAAP disclosure with non-GAAP disclosure using the non-GAAP measures provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in a particular period.

Prior to the adoption of Financial Accounting Standards Board Statement 123 Revised “Share-based Payment” (“FAS 123R”) on January 1, 2006, our practice was to exclude stock-based compensation internally to evaluate performance and we presented investors our financial information in this manner while disclosing the effects of stock-based compensation. With the adoption of FAS 123R, we continue to believe that non-GAAP measures can provide relevant disclosure to investors as contemplated by Staff Accounting Bulletin 107 (“SAB 107”) and we have presented non-GAAP measures that exclude and include those items noted above. While these items (other than restructuring and the pre-acquisition charges of potential transactions that will not take place) are recurring and to the affect GAAP net income, we do not use them to assess our operational performance for any particular period because (a) these items affect multiple periods and are unrelated to business performance in particular period; (b) we are not able to change these items in any particular period; and (c) these items do not contribute to the operational performance of our business for any particular period.

We also use non-GAAP measures to operate the business because the excluded expenses are not under the control of, and accordingly are not used in evaluating the performance of , operations personnel within their respective areas of responsibility. In the case of stock-based compensation expense, the aware of stock options is governed by the compensation committee of the Board of Directors and, in the case of acquisition-related intangible assets and pre-acquisition charges; acquisitions arise from strategic decision which are not the responsibility of most levels of operational management. The restructuring charges and the non-cash portion of our effective tax rate, like our stock-based compensation charges and amortization of acquisition-related intangible assets and pre-acquisition charges, are excluded in management’s internal evaluations of our operating results and are not considered for management compensation purposes.

In the case of stock-based compensation, our compensation strategy is to use stock-based compensation to attract and retain key employees and executives. It is principally aimed at long term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation varies for reasons that are generally unrelated to operational performance in any particular period. We use quarterly and annual cash incentive payouts for executives and other employees to motivate and reward the achievement of short-term operational objectives.

We view amortization of acquisition-related intangible assets as items arising from pre-acquisition activities. These are costs that are determined at the time of an acquisition. While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period and does not contribute to operational performance for any particular period.

Pre-acquisition charges of potential acquisitions that will not take place are excluded in our non-GAAP measures because such charges are not considered normal operating expenses of the Company and would have been capitalized as an asset if such transactions would have been completed.

The restructuring charges are excluded in our non-GAAP measures because they are significantly different in magnitude and character from routine personnel and facility adjustments that management makes when monitoring and conducting the Company’s core operation suring any particular period.

Our historical non-GAAP effective tax rate differs from our GAAP effective tax rates because of the exclusion of the non-GAAP adjustments previously mentioned and the resulting impact on the realization of the Company’s other tax assets. We exclude the impact of these discrete tax items from our non-GAAP income tax provision because management believes that they are not indicative of the Company’s tax obligations that will be paid in cash.

Because the non-GAAP measures are not calculated in accordance with GAAP, they are used by our management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP. There are a number of limitations on the non-GAAP measures, including the following:

a. These non-GAAP measures do not have standardized meanings and may not be comparable to similar non-GAAP measures used or reported by other software or technology companies.

b. The non-GAAP measures do not reflect all costs associated with our operations determined in accordance with GAAP.

c. Excluded expenses for stock-based compensation and amortization of acquisition-related intangible assets will continue to recur and impact the Company’s GAAP results. While restructuring costs and other one-time costs are non-recurring activities, their occasional occurrence will impact GAAP results. As such, the non-GAAP measures should not be construed as an inference that the excluded items are unusual, infrequent or non-recurring.

Management compensates for these limitations by relying on these non-GAAP measures only as a supplement to the Company’s GAAP results.

(a)	The Company adopted SFAS 123(R) on January 1, 2006 using the Modified Prospective Method, which requires us to expense the fair value of grants made under stock option programs over the vesting period of the options. The 2007 and 2006 adjustments to costs of sales and operating expenses represent stock-based compensation expense recorded during the period. Total stock-based compensation expense for the three months ended September 30, 2007 and 2006 was $1.0 million and $0.8 million, respectively, on a pre-tax basis. Total stock-based compensation expense for the nine months ended September 30, 2007 and 2006 was $2.7 million and $2.4 million, respectively, on a pre-tax basis.

(b)	Adjustments represent purchase amortization from prior acquisitions.

(c)	Adjustment represents the elimination of non-recurring charges.
For 2006, these charges consisted of lease write-offs related to the restructuring of Company leases. For 2007, these charges consisted of pre-acquisition costs from potential transactions that will not take place ($1.2 million) and a lease restructuring credit of $0.3 million as a result of adjusting our estimate related to the lease restructuring charge that was taken during 2006.

(d)	The Company reports its non-GAAP income tax provision on a cash tax rate basis which is estimated to be 15% for 2007 and 13% for 2006. Note that the actual cash tax rate for 2006 was approximately 10% and therefore an adjustment was made during the fourth quarter of 2006 which resulted in a decrease in the tax expense recognized in the three and nine months ended September 30, 2006.